UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AERCAP HOLDINGS N.V.
(Name of Issuer)

Ordinary Shares, (euro) 0.01 par value per share
(Title of Class of Securities)

N00985106
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10171	New York, New York 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	N00985106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)	Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Annual Report on Form 20-F of AerCap Holdings N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), filed with the Securities and Exchange Commission on March 23, 2012, there were 149,232,426 ordinary shares, par value €0.01 per share (the “Shares”), of the Company outstanding as of December 31, 2011.  As of the filing date of this Schedule 13D Amendment No. 5, one or more funds and/or accounts managed by entities affiliated with Cerberus Capital Management, L.P. (the “Funds and Accounts”) hold 100% of the equity interests in Cerberus Fern Investor L.P. (“Cerberus Fern Investor”).  As of the filing date of this Schedule 13D Amendment No. 5, Cerberus Fern Investor owns 100% of the common shares of Cerberus Fern Holdings Ltd. (“Holdings I”) and Holdings I owns 100% of the common shares of Fern S.a.r.l. (“Fern I”, and, collectively with the Funds and Accounts, Cerberus Fern Investor and Holdings I, the “Cerberus Entities”).  As of the filing date of this Schedule 13D Amendment No. 5, Fern I holds 13,332,830 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Fern I.  Thus, as of the filing date of this Schedule 13D Amendment No. 5, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 13,332,830 Shares, or 8.9% of the Shares deemed issued and outstanding.  Certain members of the Company’s senior management and/or board of directors hold vested (i) options issued by Fern I which are exercisable directly into a portion of the Shares held by Fern I (the “Fern I Options”) and/or (ii) options to purchase common shares of Holdings I, which are convertible, at the election of the holder, into Fern I Options (the “Holdings I Options”), all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 5.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 5, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg would be deemed to beneficially own 13,222,062 Shares.

Item 5.                    Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

Based on the information set forth in the Annual Report on Form 20-F of the Company, filed with the Securities and Exchange Commission on March 23, 2012, there were 149,232,426 Shares of the Company outstanding as of December 31, 2011.  As of the filing date of this Schedule 13D Amendment No. 5, Fern I holds 13,332,830 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Fern I.  Thus, as of the filing date of this Schedule 13D Amendment No. 5, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 13,332,830 Shares, or 8.9% of the Shares deemed issued and outstanding.  Certain members of the Company’s senior management and/or board of directors hold vested (i) Fern I Options and/or (ii) Holdings I Options, all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 5.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 5, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 13,222,062 Shares.

During the sixty (60) days prior to the filing of this Schedule 13D Amendment No. 5, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof, were (i) the sale on August 20, 2012 of 10,000,000 Shares by Fern I to the Company in a privately negotiated transaction at a sale price of $12.00 per Share for an aggregate sale price of $120,000,000 and (ii) the sale on August 17, 2012 by Fern I of an aggregate of 264,974 Shares to certain members of senior management of the Company pursuant to the cashless exercise by such members of senior management of the Company of Fern I Options at an exercise price of $7.00 per Share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2012

/s/ Stephen Feinberg

Stephen Feinberg, on behalf of Craig Court, Inc., the sole member of Craig Court GP, LLC, the sole general partner of Cerberus Capital Management, L.P., and as investment manager for the other Cerberus Entities

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).